XCel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

October 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeff Kauten Staff Attorney

Re:	XCel Brands, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 2, 2014

File No. 000-31553

Dear Mr. Kauten:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of October 10, 2014 addressed to Mr. Robert W. D’Loren, the Company’s Chief Executive Officer, regarding the Company’s Preliminary Information Statement. For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

1.	Actions Approved

Amendment and Restatement of our Certificate of Incorporation

Elimination of Staggered Vote for Directors, page 6

We note that you have not filed a proxy or information statement regarding an annual meeting to conduct an election of directors. We also note your statement that you have not held an annual meeting since you last amended and restated your certificate of incorporation on December 1, 2011. Please provide us with a legal analysis of whether your failure to hold annual meetings comports with your charter documents, the Delaware General Corporate Law and the proxy rules.

Securities and Exchange Commission

October 15, 2014

Response:

The Company’s certificate of Incorporation does not contain any provision requiring the Company to hold an annual meeting. The Company’s by-laws provide that annual meetings shall be held on the date or the time fixed, from time to time, by the board of directors and that annual meetings and special meetings may be called by a majority of the whole board or by any officer instructed by a majority of the whole board to call the meeting. The Company’s by-laws do not, however, include a requirement of an annual meeting be held or that the board fix the date and time of a meeting or call a meeting.

Section 211(b) of the Delaware General Corporation Law (the “DGCL”) provides for an annual meeting of stockholders to be held for the election of directors.

Section 211(c) of the DGCL provides that if there is a failure to hold the annual meeting for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may order a meeting to be held upon the application of any stockholder or director.

To the Company’s knowledge, no stockholder or director has applied to the Court of Chancery for the Company to hold a meeting and such Court has not so ordered a meeting.

Section 211(c) of the DGCL also provides that the failure to hold the annual meeting shall not affect otherwise valid corporate acts or result in a forfeiture or dissolution of the corporation.

Pursuant to Section 141 of the DGCL and the Company’s By-Laws, directors hold office until such director’s successor is duly elected and qualified or until such director’s earlier resignation or removal.

The proxy rules do not contain any required for a company to hold an annual meeting.

The Company currently intends to hold an annual meeting for the election of directors in 2015.

Securities and Exchange Commission

October 15, 2014

2.            Amendment and Restatement of our Equity Incentive Plan. Page 7

It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A. If you have current plans to make awards under the Equity Incentive Plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

Response:

The Company proposes to include the following disclosure at the end of the section of the definitive information statement captioned “Amendment and Restated of Our Incentive Plan.”

The Company does not have any current plans to make Awards under the Plan and accordingly, the benefits or amounts that will be received by or allocated to the Chief Executive Officer, other executive officers, directors and employees is not determinable. Awards made under the Plan during the fiscal year ended December 31, 2013 were as follows:

Category	Dollar Value(s)	Number of Units

All current executive officers as a group	$4,439,000	1,150,000

Directors who are not executive officers, as a group(1)	$386,000	100,000

All employees, including current officers who are not executive officers, as a group[1]	$578,035	149,750

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_________________

(1) Includes Marissa Gardini, a director and employee, who resigned as an executive officer in February 2014.

Securities and Exchange Commission

October 15, 2014

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Very truly yours,

/s/ James F. Haran
James F. Haran
Chief Financial Officer

cc: Brad L. Shiffman, Esq.